VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

ASANKO GOLD INC.
(the "Company")

The Company reports that the following matters were voted upon and passed by the Shareholders of the Company at the annual general meeting of the Company held on June 7, 2019 (the “Meeting”). Attendance at the Meeting was 200 Shares represented and voted in person and 151,545,724 Shares represented and voted by proxy for a total of 151,545,924 voting shares represented at the Meeting, being 67.11% of the outstanding shares. Voting results on the resolutions were as follows:

1.	The number of directors of the Company was set at eight (8). Shares voted represented 132,682,260 votes For and 186,329 shares Against.

2.	The following directors were elected, with the following voting results for each nominee:

DIRECTOR	VOTES FOR	% FOR	VOTES WITHHELD	% WITHHELD
Colin Steyn	132,562,770	99.77%	305,819	0.23%
Greg McCunn	132,579,745	99.78%	288,844	0.22%
Peter Breese	132,570,795	99.78%	297,794	0.22%
Shawn Wallace	132,552,405	99.76%	316,184	0.24%
Gordon J. Fretwell	109,411,500	82.35%	23,457,089	17.65%
Marcel De Groot	131,854,140	99.24%	1,014,449	0.76%
Michael Price	132,559,069	99.77%	309,520	0.23%
William Smart	131,898,505	99.27%	970,084	0.73%

3.	KPMG LLP, Chartered Accountants, were appointed auditor of the Company. Shares voted represented 151,324,379 votes For and 221,545 votes Withheld.

4.	The Company’s Amended and Restated Shareholder Rights Plan was approved. Shares voted represented 62,209,300 votes For and 48,304,632 votes Against.

There were non-votes recorded (but not voted) on each resolution as follows: (1.) 18,677,335; (2.) 18,677,335 per director and (4.) 41,031,992. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.